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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE TO
                               (AMENDMENT NO. 2)
                                 (RULE 14D-100)

                             TENDER OFFER STATEMENT
                   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                   AVAYA INC.
                           (Name of Subject Company)

                          AVAYA INC. (OFFEROR/ISSUER)
                WARBURG, PINCUS EQUITY PARTNERS, L.P. (OFFEROR)
         WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS I, C.V. (OFFEROR)
         WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS II, C.V. (OFFEROR)
        WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS III, C.V. (OFFEROR)
                      (Name of Person(s) Filing Statement)

                     LIQUID YIELD OPTION-TM- NOTES DUE 2021
                       (Title of Class(es) of Securities)

                              CUSIP NO. 053499AA7
                   (CUSIP Number of Class(es) of Securities)

                             PAMELA F. CRAVEN, ESQ.
                                   AVAYA INC.
                              211 MOUNT AIRY ROAD
                        BASKING RIDGE, NEW JERSEY 07920
                                 (908 953-6000)

          (Name, Address and Telephone Number of Person Authorized to
 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                WITH COPIES TO:

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
     AKIKO MIKUMO, ESQ.             DAVID M. SILK, ESQ.        MICHAEL J. SCHIAVONE, ESQ.
   MALCOLM E. LANDAU, ESQ.       WACHTELL, LIPTON, ROSEN &         SHEARMAN & STERLING
 WEIL, GOTSHAL & MANGES LLP                KATZ                   599 LEXINGTON AVENUE
      767 FIFTH AVENUE              51 WEST 52ND STREET         NEW YORK, NEW YORK 10022
NEW YORK, NEW YORK 10153-0119    NEW YORK, NEW YORK 10019            (212) 848-4000
       (212) 310-8000                 (212) 403-1000

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
           Check the appropriate boxes below to designate any
           transactions to which the statement relates:
/X/        third-party tender offer subject to Rule 14d-1.
/X/        issuer tender offer subject to Rule 13e-4.
/ /        going-private transaction subject to Rule 13e3.
/ /        amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    On December 23, 2002, Avaya Inc. ("Avaya"), and Warburg, Pincus Equity
Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. commenced an exchange offer (the "Exchange Offer") for up to $660,542,000 aggregate principal amount at maturity of Avaya's outstanding Liquid Yield Option-TM- Notes due 2021 (the "LYONs"), representing approximately 70% of the outstanding LYONs.

    This Amendment No. 2, filed January 22, 2003 amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, "Schedule TO") filed on December 23, 2002, and Amendment No. 1 thereto, filed on January 13, 2003 in connection with the Exchange Offer. The Exchange Offer is being made pursuant to an Offer to Exchange/Prospectus dated
December 23, 2002 and amended on January 13 and 22, 2003 (as amended and supplemented from time to time, the "Offer to Exchange/Prospectus").

ITEM 4.  TERMS OF THE TRANSACTION.

(a) For information regarding the material terms of the Exchange Offer, see the section of the Offer to Exchange/Prospectus entitled "Questions and Answers About the Exchange Offer," "Summary," and "The Exchange Offer," which sections are incorporated by reference in the Schedule TO.

ITEM 12.  EXHIBITS.

EXHIBIT
-------
Exhibit (a)(1)(A)                      Text of Press Release issued by Avaya Inc. dated
                                       January 21, 2003 (incorporated by reference to
                                       Exhibit 99.7 of Amendment No. 2 to the Registration
                                       Statement on Form S-4 filed with the Securities and
                                       Exchange Commission on January 22, 2003 (the
                                       "Exchange Offer Registration Statement")).
Exhibit (d)(1)                         Letter Agreement, dated January 21, 2003, by and
                                       among Avaya Inc., Warburg, Pincus Equity Partners,
                                       L.P., Warburg, Pincus Netherlands Equity
                                       Partners I, C.V., Warburg, Pincus Netherlands Equity
                                       Partners II, C.V. and Warburg, Pincus Netherlands
                                       Equity Partners III, C.V. (incorporated by reference
                                       to Exhibit 10.35 of the Exchange Offer Registration
                                       Statement).
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                                       2
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
                                               Dated: January 22, 2003

                                               AVAYA INC.

                                               By:  /s/ GARRY K. MCGUIRE
                                                    ------------------------------------------------
                                                    Name: Garry K. McGuire
                                                    Title:  Chief Financial Officer and Senior
                                                          Vice President, Operations

                                               WARBURG, PINCUS EQUITY
                                               PARTNERS, L.P.

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
                                               By:   Warburg Pincus & Co., Its General Partner

                                                          /s/ SCOTT A. ARENARE
                                                          ------------------------------------------
                                                          Name: Scott A. Arenare
                                                          Title:  Partner
                                                     By:

                                               WARBURG, PINCUS NETHERLANDS
                                               EQUITY PARTNERS I, C.V.

                                               By:   Warburg Pincus & Co., Its General Partner

                                                          /s/ SCOTT A. ARENARE
                                                          ------------------------------------------
                                                          Name: Scott A. Arenare
                                                          Title:  Partner
                                                     By:

                                               WARBURG, PINCUS NETHERLANDS
                                               EQUITY PARTNERS II, C.V.

                                               By:   Warburg Pincus & Co., Its General Partner

                                                          /s/ SCOTT A. ARENARE
                                                          ------------------------------------------
                                                          Name: Scott A. Arenare
                                                          Title:  Partner
                                                     By:
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                                       3
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
                                               WARBURG, PINCUS NETHERLANDS
                                               EQUITY PARTNERS III, C.V.

                                               By:   Warburg Pincus & Co., Its General Partner

                                                          /s/ SCOTT A. ARENARE
                                                          ------------------------------------------
                                                          Name: Scott A. Arenare
                                                          Title:  Partner
                                                     By:

                                       4
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                               INDEX TO EXHIBITS

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
           EXHIBITS
-------------------------------
Exhibit (a)(1)(A)                Text of Press Release issued by Avaya Inc. dated
                                 January 21, 2003 (incorporated by reference to Exhibit 99.7 of Amendment No. 2 to Avaya's Registration Statement on
                                 Form S-4 filed with the Securities and Exchange Commission on January 22, 2003 (the "Exchange Offer Registration
                                 Statement")).
Exhibit (d)(1)                   Letter Agreement, dated January 21, 2003, by and among Avaya
                                 Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus
                                 Netherlands Equity Partners I, C.V., Warburg, Pincus
                                 Netherlands Equity Partners II, C.V. and Warburg, Pincus
                                 Netherlands Equity Partners III, C.V. (incorporated by
                                 reference to Exhibit 10.35 of the Exchange Offer
                                 Registration Statement).
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